UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no.        0001082678


                           ZEB ORO EXPLORATIONS INC.
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)

               Nevada                                    Applied for
---------------------------------------     ------------------------------------
     (State or Other Jurisdiction of        (I.R.S. Employer Identification No.)
      Incorporation or Organization)

      825-1200 West 73rd Avenue
      Vancouver, B.C., Canada                             V6P 6G5
-----------------------------------------    -----------------------------------
  (Address of Principal Executive Officer)               (Zip Code)

                                 (604) 267-1100
                       ----------------------------------
                          (Company's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:   None


Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                -------------------------------------------------
                                (Title of Class)

                               TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----
                                     PART 1

Item 1      Description of Business                                            3
Item 2      Management's Discussion and Analysis or Plan of Operation         14
Item 3      Description of Property                                           16
Item 4      Security Ownership of Certain Beneficial
               Ownership and Management                                       17
Item 5      Directors, Executive Officers, Promoters and
                Control Persons                                               19
Item 6      Executive Compensation                                            20
Item 7      Certain Relationships and Related Transactions                    21
Item 8      Description of Securities                                         23


                                    PART 11

Item 1      Market Price of and Dividends on the Registrant's
                Common Equity and Other Stockholders Matters                  25
Item 2      Legal Proceedings                                                 25
Item 3       Disagreement With Accountants and Financial Disclosure           25
Item 4      Recent Sales of Unregistered Securities                           25
Item 5      Indemnification of Directors and Officers                         26


                                    PART F/S

            Financial Statements                                              27


                                    PART 111

Item 1      Index to Exhibits                                                 36
Item 2      Description of Exhibits                                           36



                    ---------------------------------------


                      DOCUMENTS INCORPORATED BY REFERENCE

      Documents incorporated by reference: None

                                     PART 1

Zeb Oro Explorations Inc. (the "Registrant" or the "Company") is filing this Form 10-SB on a voluntary basis to:

     1.  provide current, public information to the investment community;

     2. to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Registrant's securities, and

     3. to comply with prerequisites for listing of the Registrant's securities on NASDAQ.


ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

         The Registrant was incorporated on March 4, 1999. The Registrant has no subsidiaries and no affiliated companies. The executive offices of the Registrant are located at Suite 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada, V6P 6G5.

         The Registrant is engaged in the exploration of mineral properties. (see Part 1, "Exploration and Development of the Zeb Oro Mineral Property"). The Registrant is referred to as being in the "development" stage by its auditors. This term is generally used in Financial Accounting Standards to describe a company seeking to develop its ideas and products. The Registrant is not in the development stage with regards to any mineral claim. No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Registrant is purely an exploration company. There is no assurance that any ore body will ever be found and that the Registrant will have sufficient funds to undertake the exploration work required to identify an ore body.

Management anticipates that the Registrant's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

         The Registrant has no revenue to date from the development of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Registrant's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

         In addition to exploring and developing its mineral property, the Registrant plans to seek out additional mineral properties either by way of purchase, staking or joint venturing of other mineral properties. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").

         Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Registrant's plans as currently contemplated. Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

         All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION AND DEVELOPMENT OF THE ZEB ORO MINERAL PROPERTY

         The Registrant was retained Calvin Church, P. Geo. of Vancouver, British Columbia, to summarize the geology and mineral potential on its mineral claim near Zeballos, British Columbia. His report is dated April 30, 1999. The mineral claim was staked February 11, 1999 by Edward Skoda on behalf of the Registrant and named Zeb Oro.

         The claim covers 15 metric units (375 ha) located within the Zeballos Mining Camp near the town of Zeballos on the West Coast of Vancouver Island, British Columbia, Canada. Auriferous quartz veins in the Zeballos mining camp produced over 287,811 ounces of gold and 124,700 ounces of silver from ore averaging 0.44 ounces per ton during the period 1934 to 1948 (as per 1950 Geology and Mineral Deposit of the Zeballos Mining Camp, B.C. Ministry of Mines and Petroleum Resources, Bulletin 27).

         Calvin Church's report summarizes geology and mineralization in the Zeballos mining camp and potential for discoveries on the Zeb Oro claim. The report is summarized in under this section of Part 1. Mr. Church has not visited the property, which was covered in snow at the time of his writing of the report.

LOCATION, ACCESS AND TOPOGRAPHY

         The Zeb Oro mineral is situated just north of the town of Zeballos, which is located on the West Coast of Vancouver Island about 300 kilometres northwest of Victoria, British Columbia. The geographic center of the Zeb Oro property is located at 126(degree)49'55" West Longitude and 50(degree)02'28" North Latitude on N.T.S. mapsheet 92 L/2. This location may also be described as being in U.T.M. zone 09 with coordinates Northing 5545200N and Easting 655300E. The claim's southeast corner is in the Zeballos river valley about two kilometers downstream of its junction with the Nomash River.

Access is by an all weather road which follows the Zeballos River and connects Zeballos to the Island highway at Mukwilla Lake. The road crosses the southeast corner of the property seven kilometres north of the town of Zeballos from where steep footpaths follow creeks to higher ground in the northwest area of the claim.

         The terrain is mountainous and rugged. Elevations range from 20 meters (75 ft) in the Zeballos River valley to above 1,030 meters (Mt. Lukwa 3,749ft) at some of the local peaks within the mining camp. Many of the creeks flow down waterfalls in narrow canyons and there are many unscalable bluffs which make foot traverses difficult. The area is considered coastal rainforest and total annual precipitation is high, rarely less than 500 centimeters (200 inches.). Forests of yellow cedar and hemlock populate the mountaintops and Douglas fir and red cedar grow well in the river valleys, however, much of the main drainages were logged in the 1940's.

CLAIM STATUS

         The Zeb Oro claim was staked by Edward Skoda on behalf of the Registrant and is registered in the Alberni Mining Division of British Columbia. The Registrant owns the claim outright. Mineral tenure is secure for one year from the date of staking as described below.

          CLAIM NAME       TENURE NO.       UNITS         EXPIRY DATE
         --------------------------------------------------------------
            Zeb Oro          367925          15        February 11, 2000



HISTORY

         J. S. Stevenson in 1950 gave a detailed account of the mining history of the Zeballos camp in the British Columbia Department of Mines Bulletin No.27. An edited excerpt follows:

         Although small amounts of placer gold had been obtained from the Zeballos River as early as 1907, it was not until 1924 that the first gold vein was staked on the Tagore property. Two years later the King Midas was staked, and by 1929 forty claims had been staked in the valley. In that year the first shipment of ore was made. It consisted of 2 tons of high-grade ore mined from the Tagore.

         A period of inactivity followed until 1934, when the first of the rich gold-quartz veins that to were make the Zeballos camp an important producer were found. Small pockets of course placer gold and gold-quartz float boulders had been found at the mouth of Spud creek. Prospecting upstream along Spud creek and in its many tributaries resulted in discovery of the veins on the White Star property in early 1934. In 1935, the Goldfield vein on the Spud Valley property was found, and in 1936 the No.1 vein on the Privateer. Several discoveries followed shortly after on Spud Creek and other creeks draining into the Zeballos River.

         Mining really began in the winter of 1934-35 when high-grade ore was shipped from the property of White Star Gold Mines. In 1937 shipments of ore were made from the No.1 vein on the Privateer. In 1938 the Privateer mill and Spud Valley Gold Mines mill began operating. That year nearly 400 men were employed at thirty properties in prospecting, development work, and production. In 1939 mills were built at the Mount Zeballos and Central Zeballos mines, and in 1941 a mill was built at the Homeward. About 1942, the shortage of men and supplies because of World War II forced all but the Privateer and Prident to close, and in October 1943, these properties also were forced to close. During the winter of 1945-46 operations were resumed at Privateer, Prident, Central Zeballos, and Spud Valley mines, but owing to the increased cost of supplies and labor relative to the fixed price of gold, these mines were forced to close again and by the end of 1948 Privateer, the last to operate, had ceased operations.

         Production from the Zeballos mining camp between 1934 and 1948 totaled 287,811 ounces gold and 124,700 ounces silver from approximately 651,000 tons of ore mined as sedt forth in the following Table. This gives an over all grade for the camp, including dilution, of 0.44 ounces gold per ton; or, based on a yield of 280,623 ounces from the ore milled, an average of 0.75 ounces per ton milled. The narrow veins were mined by cut-and-fill and shrinkage methods and resulted in lower grades due to dilution in areas where stoping widths exceeded vein widths. This is clearly evident from production figures of the largest producer in the camp, Privateer, where the average grade based on total production of 154,381 ounces of gold from 285,771 tons mined and 153,332 tons milled was 0.54 ounces gold per ton mined and 1.01 ounces gold per ton milled. Production figures for the major gold producers in the camp are listed below as derived from J.S. Stevenson's article noted above.


                ZEBALLOS GOLD PRODUCTION (OUNCES), 1934 TO 1948

                 1934-                                         1944-
PRODUCER         1937         1938       1939       1940       1941       1942       1943      1948      Total
--------         ----         ----       ----       ----       ----       ----       ----      ----      -----
Privateer       3,003        16,023     32,987     28,416     28,328     17,219     9,727     22,678     154,381

Spud Valley *      47           473     15,369     18,099     14,031      6,020                           54,039

Mount Zeballos                           3,277     14,716      9,744      2,665        123                30,525

Central Zeballos                152         33      6,610      6,568       4,610                2,499     20,472

Prident                                                        3,803       5,141      3,758     1,235     13,937

White Star        541            42      2,122      2,345      1,531         500                           7,081

C.D. (Rey Oro)                1,102        843      1,319      1,336                                       4,600

Homeward                                                         897         594                            1,491

Van Isle                                            1,178                                                   1,178

Rimy                             44                                                                            44

Tagore                                        8                                                               38#

Golden Portal                                 8        12                                                      20

King Midas                                              5                                                       5
                 ----         ------     ------    ------     ------      ------     ------    ------     -------
Totals           3591         17,836     54,647    72,700     62,238      36,749     13,608    26,412     287,811
                 ====         ======     ======    ======     ======      ======     ======    ======     =======

---------------------
* Including production from Big Star.
# Includes 30 oz. produced in 1930 and 1932.

         The Zeb Oro claim overlies a block of reverted crown granted claims on its north boundary, which outline the Ford Iron Deposit formerly named the F.L/Ridge claims. Replacement bodies of almost pure magnetite were mined from this deposit between 1962 and 1969 mostly by underground methods. The deposit produced 1,282,233,396 kilograms of iron concentrate from 1,681,283 tonnes mined.

         Several prospects lie within or on the claim boundaries of the Zeb Oro claim. The prospects were all staked and explored initially between 1936 and 1939 and have seen little activity since. Most of this early work consisted of surface stripping and a number of open cuts or short adits driven on high-grade veins. More extensive workings were developed on the Maquinna Vein where a total of six adits and numerous surface workings traced the vein over 670 metres. The only recorded production came from the Cordova Vein in 1939 when 156 grams of gold, 31 grams of silver and 4 kilograms of copper were recovered from
1.0 tonne of ore. Detailed accounts of these early exploration programs were recorded by M.F. Bancroft in 1940 in an article entitled "Zeballos Mining District and Vicinity" Geological Survey of Canada, Pages 40-12 and in Annual Reports of the Minister of Mines for British Columbia during that period.

REGIONAL GEOLOGY

         Geologists from the Geological Survey of Canada, beginning with G.M. Dawson (1887), carried out the earliest geological investigations of Vancouver Island. D.H. Gunning made important contributions to the geological picture when he completed a systematic geological survey in 1932 of the Nimpkish and Woss lake areas of northern Vancouver Island. A compilation of Gunning's work was combined with investigations by J.W.Hoadley and published as GSC Memoir 272:
Geology and Mineral Deposits of the Zeballos-Nimpkish Area in 1953. The geological mapping of several geologists working for the Geological Survey of Canada in the 1960's was compiled at a scale of 1:250,000 by J.E. Muller (1977) and published as GSC Open File 463.

         Vancouver Island is the main component of the Insular Belt, the westernmost major tectonic subdivision of the Canadian Cordillera. The Insular Belt contains a middle Paleozoic and a Jurassic volcanic-plutonic complex, both apparently underlain by gneiss-migmatite terranes and overlain respectively by Permo-Pennsylvanian and Cretaceous clastic sediments. A thick shield of Upper Triassic basalt, overlain by carbonate clastic sediments, separates these two complexes in space and time. In the Zeballos-Nimpkish lake area Gunning (1932) defined this volcanoclastic sequence the Vancouver Group. The Vancouver Group is intruded by various bodies of the Coast Plutonic Complex which were emplaced from late Jurassic to early Cretaceous time. Post orogenic Tertiary clastic sediments fringe the West Coast.

STRATIGRAPHY

         The volcanic and sedimentary rocks of the Vancouver Group comprise a conformable series that strikes, in general, northerly to northwesterly and dips westward to southwestward. Consequently the oldest rocks are found to the east and the youngest to the west. Upper Triassic Karmutsen volcanics (muTRK) form the base of the Vancouver Group and consist of a thick series of medium to basic, highly amygdaloidal volcanic flows, with very little interbedded sedimentary material. Except in contact zones with granitic intrusions the volcanics exhibit low-grade metamorphism. The basaltic eruptions started with pillow lavas in a deep marine rift basin, continued with aquagene tuff and breccia as the basin became shallower, and terminated with subareal basalt flows.

         Conformably  above the  Karmutsen  Formation is the Quatsino  Formation
(uTRQ), which is composed of massive to thickly bedded white to blue crystalline limestone. Poorly preserved ammonite fossils from the Quatsino limestone indicates an Upper Triassic age. The succeeding Parson Bay Formation (uTRPB) is composed of interbedded calcareous black argillite, calcareous greywacke and sandy to shaly limestone. A general coarsening of grain size is seen moving upward in the stratigraphic succession. The Bonanza Group (IJB) was originally named by H. C. Gunning in 1931 in his preliminary report on the Nimpkish Lake Quadrangle on Vancouver Island published in the Geological Survey of Canada, Summary Report 1931, Part A and included an upper unit composed of mainly rhyolitic and basaltic tuffs and breccias. In 1977 J. E. Muller, in an article published in the Geological Survey of Canada, Open File Report 463, had reclassified the lower calcareous sedimentary unit as belonging to the Parsons Bay Formation.

The  Bonanza   represents  several  eruptive  centres  of  a  volcanic  arc  and consequently its stratigraphy varies considerably.

INTRUSIVES

         Most of the intrusive rocks on Vancouver Island form part of the Coast Intrusions, which range in composition from quartz diorite to granite and were emplaced during Jurassic or Cretaceous time. On northern Vancouver Island these intrusive rocks form regional patterns of narrow northwest trending belts separated by slightly wider belts of Upper Triassic volcanic and sedimentary rocks. On the west side of the island the pattern is more pronounced where a 3 kilometre wide belt, just west of Nimpkish Lake, has been traced southeast to Vernon Lake, a distance of 80 kilometres. Within the Vancouver and Bonanza Groups the intrusives form sills, dykes and high level stocks of hornblende-quartz-feldspar porphyry and there is an apparent comagmatic relationship between intrusions and volcanics. Much of the economic mineralization within the Zeballos mining camp was developed in or in close association to these intruding batholiths and stocks.

STRUCTURE

         The structures of northern Vancouver Island are probably due to several periods of deformation occurring from late Mesozoic to early Tertiary time. Vancouver Group rocks are folded into broad regional anticlinoria and synclinoria that strike northwesterly and have average trough to crest distances of 11 to 16 kilometres. A well-developed synclinal structure was mapped between Bonanza and Nimpkish lakes however the fold pattern becomes increasingly disrupted toward the southwest. The regional structure in the Zeballos map area is complex due to the predominance of intrusive bodies that disrupt the broad folds. In 1953, J. W. Hoadley described , in his article entitled "Geology and Mineral Deposits in the Zeballos-Nimpkish Area, Vancouver Island, British
Columbia" in the Geological Survey of Canada, Memior 272, 82 pages, these structures as follows:

         " In the vicinity of major batholithic intrusive bodies, regional structures have been largely obliterated or masked by secondary structures imposed during intrusion. Where the intrusions have invaded volcanic rocks, general upwarping and relatively mild folding are observed, and some of the smaller roof pendants have, apparently, been tilted en masse from their original position. However, where the intrusive bodies have invaded the Quatsino limestone or the sedimentary part of the Bonanza Group (Parson Bay Formation), the degree of secondary folding is much more pronounced. The rocks are intricately folded or overturned, and, in places, recumbent folds are common."

         Several major north or northwest trending fault zones are mapped in the Zeballos map area. The most pronounced fault follows the North Fork of the Zeballos River and trends slightly west of north and dips steeply east where observed. This fault is thought to be later than steeply dipping east to east-northeast striking cross faults.

PROPERTY GEOLOGY

         Detailed geological mapping of the Zeballos Mining Camp was completed by J.S. Stevenson in 1950 and published by the British Columbia Department of Mines as Bulletin No.27. Mesozoic volcanics and sediments of the Vancouver Group outcrop and are intruded by Coast intrusives of probable Jurassic age over this relatively small area (58 km(2)). Geological mapping by Stevenson did not attempt to make regional correlations but instead used lithology of the rocks to define the mappable units.

         The volcanic and sedimentary rocks comprise a conformable series that strikes north-northwest and dips south to southwesterly so that the oldest rocks are found to the east and the youngest to the west. Andesitic lava of the Karmutsen volcanics outcrop west of the North Fork of the Zeballos river and represent the oldest mapped unit. Massive limestone of the Quatsino Formation overlies the lava to the west along Contact creek. A large assemblage of volcanics, mainly pyroclastics and minor flows of the Bonanza Formation, overlies the limestone conformably to the west and outcrops over the southwest quadrant of the mining camp. A northwesterly belt of Coast intrusives that include, from oldest to youngest, gabbro and hornblende diorite, granodiorite, quartz diorite, and several varieties of dykes, invade the stratified rocks. The intrusives are a dominant feature within the Zeballos mining camp and as most mineral deposits are associated with it, is of considerable economic and geological interest.

         The major structure of the area is a monoclinal fold that strikes northwest and dips 40 to 60 degrees southwest. This fold is modified by a major northwest trending dragfold between Lime and Contact creeks in which the crest follows Lime creek and the trough follows the ridge 600 metres to the east. Minor dragfolds occur near contacts with the quartz diorite. A major northerly trending fault of indeterminate displacement follows the North Fork of the Zeballos River and appears to dip vertical or steeply east. About 800 metres up Fault Creek from the junction with the North Fork is a second fault of major importance. The fault strikes east-southeast and dips steeply north-northeast offsetting the west dipping contact between Quatsino limestone and Karmutsen volcanic rocks about 600 metres to the west on the south side of the fault.

MINERALIZATION AND ALTERATION

         Mineral deposits of the area include gold-bearing quartz veins and high temperature replacement (skarn) or contact metamorphic deposits in limestone or calcareous sedimentary rocks. Deposits of the latter type are confined to areas where Quatsino limestone and sedimentary parts of the Karmutsen and Bonanza group rocks have been invaded by Coast intrusions. The replacements typically contain chiefly magnetite with lesser amounts of pyrrhotite (F.L., Ridge, Churchill) or they contain mainly chalcopyrite and only minor magnetite and pyrrhotite (Maquinna and Central Zeballos) and sometimes appreciable gold (Beano). In the Ford skarn deposit a 21 metre thick tabular body of magnetite follows a limestone-tuff contact and has been traced along 400 metres of strike.

         Auriferous gold-bearing veins of the Zeballos camp are characteristically narrow, with widths less than one foot (30 cm), but commonly contain gold in excess of one ounce to the ton (35 g/tonne). Some of the veins occur in sheeted zones up to 4 feet (1.2 m) wide that may pinch and swell along strike forming lenticular quartz-sulphide zones (Goldfield Vein). The veins follow fairly continuous fault fissures and are often banded by an alternation of quartz and sulphides where the abundance of sulphide varies from 10 to 50 percent and averages about 25 percent. Sulphides, in order of abundance are pyrite, sphalerite, arsenopyrite, chalcopyrite, galena, pyrrhotite, and occasionally marcasite.

         The producing mines in the camp were located at the northwest end or nose of the quartz diorite intrusive body and related to structural deformation and mineralization there. It has been found that veins, or parts of veins, that follow the direction of tension in any fracture pattern are the most favourable for the localization of ore. A study of fracture patterns in the Zeballos camp by J. S. Stevenson in 1950 determined that veins that strike close to north 62 degrees east and dip vertically were formed by tension and thus most likely to contain higher grade oreshoots. This discovery has been proven by practical experience where several high grade veins (Privateeer No.3, Goldfield Vein) and gash veins in the Zeballos camp are orientated in this direction.

         On the Zeb Oro claim there are more than six sheared-vein showings of limited extent containing minor amounts of gold and base metals. The shears zones are generally less than one metre wide, strike 052 to 090 degrees, and dip steeply north or south. The quartz veins within the shears are usually 5 to 30 centimetres wide and mineralized with pyrite-arsenopyrite and lesser amounts of pyrrhotite, sphalerite and galena. Coast intrusive phases, ranging in composition from diorite to granodiorite, host most of the veins on the property or are spatially related to gold-quartz veining in intruded volcanic rocks of the Bonanza Group.

         The Maquinna Vein is one of the more developed showings on the property and has been traced on surface and underground for over 640 metres. Locally the vein is ribboned and ranges up to 1 metre in width with values up to 21.3 grams/tonne. Many of the veins on the property are oriented in directions of maximum shear stress (090(degree)) and as such there is a predominance of broken quartz fragments and gouge within the shears. Directly south (250 m), chalcopyrite-magnetite mineralization hosted in a silicified lens of Quatsino limestone has been explored by a series of open cuts and a short adit. These showings, formerly known as the Blackbird/Jack O'Spades property, represent skarn replacement mineralization.

CONCLUSIONS MADE BY CALVIN CHURCH IN THIS REPORT.

o The Zeb Oro property is situated within the Zeballos mining camp that includes a number of former producing lode gold mines including the Privateer and Spud Valley mines. Together these mines produced 287,811 ounces of gold and 124,700 ounces of silver from 651,000 tons of ore mined giving an over all grade for the camp of 0.44 ounces gold per ton.

o   Most of the  production  came  from  gold-bearing  veins  less than one foot
    (30cm) wide and because the veins were much narrower than stoping widths dilution of the ore was quite high especially in areas of highly sheared wall rock. Thus the actual grade of many of the producing veins in the camp are commonly higher than one ounce per ton.

o Auriferous quartz veins occur in the border phases of the intrusive rocks and in the adjacent host rocks although there are isolated occurrences of gold-bearing veins up to one mile (1.6 km) from any known intrusive contact.

o The veins are commonly banded by an alternation of sulphides and quartz indicating several episodes of mineralization. Sulphides are common in most of the Zeballos veins comprising 10 to 50% of the vein material. In quartz-sulphide ores the gold content increases in proportion to sulphide content and the presence of galena or sphalerite probably due to a late pulse of mineralization.

o Studies of structural deformation in the quartz diorite intrusive indicate that veins which developed parallel to the plane of tension (062(degree)/90) contain the highest grade oreshoots. Veins that developed along planes of maximum shearing stress (035(degree)/90 and 090(degree)/90) tend to be lower grade and contain abundant rock fragments and gouge.

o High temperature replacement deposits (skarns) are found along contacts between Coast intrusive rocks and limestone or calcareous sediments within the Zeballos mining camp. The Ford deposit produced 1,282,233,396 kilograms of iron concentrate from 1,681,283 tonnes of ore mined from massive replacement bodies of massive fine-grained magnetite.

RECOMMENDATIONS

o Airphoto interpretation and reconnaissance mapping is required to determine structural breaks and intersecting fault structures very important to ground preparation and the formation of mineral deposits in the area.

o Construction of a soil geochemical grid across structural features sampled at 20 metre intervals on lines spaced 100 metres apart. Major northeast striking stratigraphic contacts and shear zones should be prospected and the grids orientated perpendicular to them should they appear to be mineralized. If terrain conditions prohibit establishing a grid, closely spaced contour sampling traverses should be considered.

o Ground geophysical surveys using VLF-EM and magnetometer instruments to locate less obvious linear features (faults), geological contacts and mineralized horizons.

o Prospecting and detailed geological mapping at 1:2000 scale or better over the entire claim area. Prospecting could be prioritized according to favorable geologic contacts especially where VLF-EM conductors have already been identified.

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program.

REGISTRANT'S MAIN PRODUCT

         The Registrant's primary product will be the exploration and development of its mineral property which might eventually result in the sale of minerals, both precious and commercial. The Registrant is not at the stage of development whereby minerals can be mined and sold thereby giving the Registrant a cash flow.

Registrant's Exploration Facilities

         The Registrant will be exploring and developing its mineral claims initially in the Zeballos area of British Columbia and does not plan to build any mill or smelter until such time as a production decision is made. This will be several years into the future before the need to build a permanent facility is warranted. During the exploration period, the Registrant will use tent facilities to house its geological workers since this will be by far the most economic way to proceed.

RISK INHERENT IN MINERAL PROPERTIES

         There are certain inherent risks with mineral properties from the point of view of the Registrant and its shareholders as follows:

      1. The Zeb Oro claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search of ore.

      2. There is no certainty that any expenditures made in the exploration of the Zeb Oro property will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

      3. Resource exploration and development is a speculative business since there is no assurance after the initial funds are raised that the Registrant can raise any further funds from the market place.

      4. Failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The mineral industry is intensely competitive and the Registrant competes with other companies that have greater resources.

      5. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Registrant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Registrant's financial position.

      6. Prior to commencing mining operations on any of its properties, the Registrant must meet certain stringent environmental requirements. Compliance with these requirements may prove to be difficult and expensive. Fortunately the Registrant is currently in the exploration stage where a system of constructing grids and soil sampling will be the first exploration procedure. Under the Mines Act of British Columbia, the Registrant is not required to complete an application for submission to the district inspector. No bond will have to be posted with the mining branch to ensure environmental clean up. Nevertheless, the Registrant will be required to file an application if it decides to continue exploration activities by either trenching, bulk sampling, drilling or developing an adit. A bond, the amount to be determined by the district inspector, will have to be posted to ensure adequate clean up of the site upon abandonment. At this point the Registrant will have to prepare a detailed application that will include a deactivation or reclamation plan. The reclamation plan will have to be completed within one year of cessation of exploration unless otherwise approved by the district inspector. At this time, management is unable to assess the financial impact of any environmental damage other than knowing that the posted bond will be forfeited in full if the Registrant does not complete the reclamation correctly.

      7. While the Registrant has obtained the usual industry standard title reports with respect to the Zeb Oro claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of all of such property or a reduction in the Registrant's interest therein.

      8. The Zeb Oro claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

1.      OTHER MINERAL PROPERTIES

         The Registrant has not identified any other mineral properties either for staking or purchasing.

EMPLOYEES

         As at April 30, 1999, the Registrant did not have any employees either part time or full time. Initially the Registrant will not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions. Nevertheless the executive officers undertook the responsibility of initially identifying a mineral property of merit, incorporating the Registrant, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers. They were not paid for these services in cash by the Registrant but the Registrant has given recognition in the financial statements to this contribution by expensing $1,000 for services of the President and crediting capital contribution of a like amount.

         The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration and development of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. The Registrant will use independent workers and consultants initially on a part time basis.

COMPETITION

         In Canada there are numerous mining and exploration companies, both big and small. All of these mining and exploration companies are seeking properties of merit and availability of funds. The Registrant will have to compete against such companies to acquire the funds to develop its mineral claims. The availability of funds for exploration is sometimes limited and the Registrant might find it difficult to compete with larger and more well-known companies for capital. Even though the Registrant has the rights to the mineral on its claims there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claims in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claims might lapse and be staked by other mining interests. The Registrant might be forced to seek a joint venture partner to assist in the development of its mineral claims. In this case, there is the possibility that the Registrant might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

         Even when a commercial viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Registrant's ability to process its ore and eventually market it. At this point in time the Registrant does not have any contractual agreements to refine any potential ore it might discover on its mineral claims.

         The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Registrant's ability to attract talent from the mining field. There is no assurance that the Registrant's mineral expansion plans will be realized.

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS
             OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Registrant's mineral property may differ from the recommended work program as set forth in the geological report dated April 30, 1999 prepared by Calvin Church, P.Geo.. Factors that could cause the work program to differ are described throughout this Form.

PLAN OF OPERATION

         To date the Registrant has concentrated on the Zeb Oro claim. In the future, the Registrant will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Registrant. Subject to the availability of financing, the Registrant will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

         As at April 30, 1999, the Registrant had $9,811 of assets, and $3,345 of liabilities. The cash equivalent as at April 30, 1999 was $9,811.

         The  Registrant  has  no  contractual   obligations  for  either  lease
premises, employment agreements or work commitments on the Zeb Oro claim and has made no commitments to acquire any asset of any nature.

         Operational and administrative expenses of the Registrant for 1999 are projected to be approximately $4,500 which will comprise audit ($1,500), filing fees with regulatory authorities -Edgar ($1,200), transfer agent's fees ($1,000) and miscellaneous ($750). The Zeb Oro claim is in good standing until February 2000 and if warranted the Registrant need not spend any money on its claim until that date. The current cash position is sufficient to pay the above noted expenses and if required the officers and directors can advance additional funds to the Registrant.

         Since March 4, 1999, the date of inception, the Registrant has incurred the following expenses:


                Accounting and audit                 (1)               $   2,250
                Bank charges                         (2)                      75
                Geology report                       (3)                   1,200
                Incorporation costs written-off      (4)                     670
                Management fee                       (5)                   1,000
                Office and miscellaneous             (6)                     175
                Rent                                 (7)                     600
                Staking costs                        (8)                     368

                Telephone                            (9)                     200
                Transfer agent's fees               (10)                   2,296
                                                                       ---------
                           Total expenses for the period               $   8,834
                                                                       =========


    (1) Audit fee - $2,250

    The Registrant had its financial statements audited as at April 30, 1999, as attached to this Form 10-SB, for a fee of $1,500. In addition, accounting services in the preparation of a working paper file and the accounting records of the Registrant resulted in an invoice of $750.

    (2) Bank changes - $75

    Monthly service charges for operating the account as charged by the Bank of Montreal.

    (3) Geology report - $1,200

    The Registrant engaged the services of Calvin Church, P. Geo., to write a report to the Registrant detailing the mineralization on the Zeb Oro claim and recommending a future work program. This report was completed on April 30, 1999 and has been summarized in part in this Form under the heading of "Exploration and Development of Zeb Oro Mineral Property."

    (4) Incorporation costs written-off - $670

    The Registrant has treated the costs of incorporation as period costs and has written them off as an expense in the current period rather than capitalize them and amortize them over a period of time.

    (5) Management fee - $1,000

    The Registrant has not paid any fees to its directors or officers during the current period. Nevertheless, the Registrant realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Registrant. Therefore, a management fee of $1,000 has been expensed and credited to capital contribution during the current period.

    (6) Office and miscellaneous - $175

    Office and miscellaneous represents the printing of cheques for use by the Registrant, photocopying, courier and fax charges for the period.

    (7) Rent - $600

    The Registrant uses the personal residence of the President of the Registrant as an office. No charge has been incurred by the Registrant. Nevertheless, the Registrant recognizes that there is a cost to using an office and therefore has expensed $600 and credited to capital contribution a similar amount.

    (8) Staking costs - $368

    The Registrant engaged the services of Edward Skoda to stake the Zeb Oro claim in the Zeballos area of British Columbia. Mr. Skoda invoiced the Registrant for his staking and recording costs.

    (9) Telephone - $200

    The Registrant has not incurred any telephone charges to date. Nevertheless, the Registrant recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $200 with an offsetting credit to capital contribution. This expense was determined on the fair market value of obtaining a telephone line and operating for a three month period.

    (10) Transfer agent's fees - $2,296

    Transfer agent's fees comprise $1,200 as the annual fee paid to maintain an account with the transfer agent and $1,096 for preparation and issuance of share certificates. The Registrant has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizating it over the entire year.

         Management feels that its present cash position after the payment of all outstanding accounts payable is sufficient to meet its present needs other than undertaking any exploration program on the Zeb Oro claim. To maintain the Zeb Oro claims in good standing for an additional year, being to February 2001, would result in cash been spent in the amount of approximately $1,000. Other expenses required by the Registrant in the immediate future would be for accounting, transfer agent charges, office expenses and audit. If the Registrant wishes to explore the Zeb Oro claim it will require additional funds. These funds might be provided by the directors and officers, by way of bank financing or the selling of the Registrant's capital stock. No consideration, at this time, has been given to the raising of additional funds.

         Management  does  not  believe  the  Company's   operations  have  been
materially affected by inflation.

ITEM 3.      DESCRIPTION OF PROPERTY

         The Zeb Oro claim consists of one 15 unit metric claim situated within the Zeballos mining camp near the town of Zeballos about 300 kilometres northwest of Victoria, British Columbia. The property is 100 percent owned by Zeb Oro Explorations Inc.

         The Zeballos mining camp was a significant gold producer between 1934 and 1948 and achieved total output figures of 287,811 ounces of gold and 124,700 ounces of silver during that time. Typically gold and silver was mined from high-grade ore shoots in auriferous quartz veins averaging less than one foot
(30cm) wide along fairly continuous strike lengths. The overall grade for the camp was approximately 0.44 ounces gold per ton mined however the actual grade of most veins before dilution from mining is much higher (> 1.0 oz/ton).

         Gold-bearing quartz veins developed in shear zones near border phases of intrusive rocks and in adjacent host rocks. Shearing patterns and related planes of tension that developed in the intrusive bodies due to their structural deformation were important to the localization of economic accumulations of gold. High-grade ore shoots formed in veins and tension gashes with an orientation of 062(degree)/90. In quartz-sulphide ores the amount of gold is proportional to the amount of sulphide and the presence of galena and sphalerite.

         Many of the mineralogical associations and structural patterns found in the area of the former producing mines in the Zeballos mining camp are evident in the area of the Zeb Oro claim. Although gold-bearing veins on the property are considered to be too small or low grade to be economic the potential for new discoveries is possible. An exploration program including reconnaissance mapping, geophysics and geochemical sampling is recommended to determine the extent of the mineralizing system on the Zeb Oro property. Further programs of trenching and drilling are recommended contingent on favorable results of each preceding exploration phase.

OFFICES

         The Registrant's executive offices are located at 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada. The office is located in the offices of the President of the Registrant which are used to transact business of his other business interests. There is no charge to the Registrant for office but an imputed charge of $600 has been expensed during the current period with an offsetting entry to capital contribution. The Registrant realizes it will eventually be required to contribute its fair share to office rent. No discussions between the directors has taken place to date to decide upon the terms and conditions of the office rent.

INCORPORATION IN THE STATE OF NEVADA

         The Registrant incorporated in the State of Nevada rather than British Columbia mainly due to the tax reasons. In British Columbia the province has a capital tax based on the issued and outstanding shares. This is an annual tax. In addition both the Federal and Provincial Governments impose tax on any profits made. This tax could range as high as 51% of net income. By having a Nevada based company the Registrant will only be subject to a 15% withholding tax as set forth in the Canada/ US Tax Treaty. The State of Nevada has no corporate tax.

OTHER PROPERTY

         The Registrant does not own any other property other than the rights to the minerals located on the Zeb Oro claim.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN
             BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of April 30, 1999.

 (1)                 (2)                          (3)                    (4)
Title         Name and Address             Amount and Nature           Percent
 of            of Beneficial                of Beneficial                of
Class               Owner                  Ownership (1),(2)           Class (2)
-----               -----                  -----------------           ---------
Common      STEVEN BRUCE                     2,500,000 (i)               22.68%
Shares      825 - 1200 West 73rd Avenue
            Vancouver, B.C.
            Canada, V6P 6G7

Common      MICHAEL J. KENNAUGH               2,500,000 (ii)             22.68%
Shares      42 - 2951 Panorama Drive
            Coquitlam, British Columbia
            Canada, V3E 2W3

(1) As of April 30, 1999 there were 11,025,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

     (i) Steven Bruce, the President and Director of the Registrant, purchased for cash 2,500,000 shares at a price of $0.001 per share. These shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting its sale and transfer.

     (ii) Michael J. Kennaugh, a director of the Registrant, purchased for cash 2,500,000 shares at a price of $0.001 per share. These shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting its sale and transfer.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of April 30, 1999.

   (1)                   (2)                       (3)                   (4)
  Title           Name and Address          Amount and Nature          Percent
   of              of Beneficial             of Beneficial                of
  Class                 Owner                Ownership (1),(2)         Class (2)
  -----                 -----                -----------------         ---------
Common          STEVEN BRUCE                   2,500,000 (3)             22.68%
Shares          825 - 1200 West 73rd Avenue
                Vancouver, B.C.
                Canada, V6P 6G5


Common          MICHAEL J. KENNAUGH            2,500,000 (3)             22.68%
Shares          42 - 2951 Panorama Drive
                Coquitlam, British Columbia
                Canada, V3E 2W3


Common          CAROL KRUSHNISKY                    NIL  (3)              0.00%
Shares          1070 Eden Crescent
                Delta, B.C.
                Canada, V4L 1W7
             All officers and directors as a   5,000,000                  45.36%
                 group (three persons)

8 As of April 30, 1999, there were 11,025,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

     (2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.

     (3) Mr. Bruce is President and a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Bruce could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.
         Mr. Kennaugh is a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4
         (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Kennaugh could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table identifies the Registrant's directors and executive officers as of April 30, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                    Term as
                                                                    Director
     Name                       Position Held                        Expires
     ----                       -------------                        -------

   Steven Bruce             President and Director                     2000

Michael J. Kennaugh         Director                                   2000

 Carol Krushnisky           Secretary Treasurer                          -


         STEVEN BRUCE, 41, graduated from Simon Fraser University in 1981 with a Bachelor of Commerce degree in Economics. Since graduation he has been employed with New Generation Power Corp. as Vice-President and Chief Operational Officer. While employed with New Generation Power his duties included power contract negotiation, project financing and administration over all aspects of the accounting and financial functions. Subsequently Mr. Bruce became Vice-President and Chief Financial officer of Newgen Environmental Systems Inc., a company listed on the Alberta Stock Exchange ("Exchange") in Calgary, Alberta, Canada, and specialized in all aspects of the development of the company and in compliance reporting with the Exchange.

         CAROL KRUSHNISKY, 59, graduated on the Dean's List from Quesnel Secondary High School before working for two years in Quesnel, British Columbia as a secretarial assistant to a group of lawyers. Subsequent to this position, Ms. Krushnisky became assistant secretary to the Regional Engineer of British Columbia before becoming private secretary to the Minister of Highway of British Columbia, Phil Galaradi. She was employed in these two positions for a period of five years starting in 1960. After ceasing work for several years due to a family, Ms. Krushnisky incorporated and became president of Dixie Secretarial Services Ltd., a company supplying office assistance to various businesses. In conjunction with operating this company, Ms. Krushnisky accepted a position at Swinton & Company where she was personal secretary to the senior partners. During this time her main duties were reviewing of contracts, incorporating both private and public companies and communications as requested with various clients. For the past ten years she has managed her own business being a distributor for Mary Kay cosmetics. During this time she has served as a director of two public companies listed on the Vancouver Stock Exchange; British Pacific Investments and Amca Industries Inc. She has assisted in the formation of other companies both public and private.

         MICHAEL J. KENNAUGH, 57, graduated from the University of British Columbia with a degree in real estate appraisal. Subsequent to graduation he was employed by various real estate companies before starting his own real estate appraisal firm, Canwest Appraisals Inc. For several years he undertook appraisals for major development companies in the real estate business. Since that time he has been employed partly as a real estate developer and an appraiser working independently.

         None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities and Exchange Act of 1934.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.

ITEM 6.       EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception.

         The following table sets forth compensation paid or accrued by the Registrant during the period ended April 30, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                                        SUMMARY COMPENSATION TABLE (1999)

                                                                     LONG TERM COMPENSATION (US DOLLARS)
                                                                     -----------------------------------
                                         ANNUAL COMPENSATION               AWARDS             PAYOUTS
                                         -------------------               ------             -------
           (A)                (B)         (C)           (E)          (F)           (G)          (H)          (I)
                                                       OTHER      RESTRICTED                              ALL OTHER
                                                      ANNUAL        STOCK       OPTIONS/       LTIP        COMPEN-
   NAME AND PRINCIPAL                                  COMP.        AWARDS         SAR        PAYOUTS      SATION
        POSITION             YEAR        SALARY         ($)          ($)           (#)          ($)          ($)
        --------             ----        ------         ---          ---           ---          ---          ---

Steven Bruce,                1999         -0-           -0-          -0-           -0-          -0-          -0-
President and
  Director

Michael Kennaugh,            1999         -0-           -0-          -0-           -0-          -0-          -0-
  Director

Carol Krushnisky,            1999         -0-           -0-          -0-           -0-          -0-          -0-
Secretary Treasurer


There has been no compensation given to any of the Directors or Officers during 1999. There are no stock options outstanding as at April 30, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The  Registrant  has never before filed a  prospectus  specified  under
Section 10(a) of the Securities Act of 1933 at this time. The Registrant raised funds from its officers and directors relatives, friends and business associates as more fully described below.

Shares issued to Directors

         On March 16, 1999 the directors of the Registrant subscribed for 5,000,000 shares at $0.001 per share for cash consideration. The breakdown of the shares is as follows:

                Steven Bruce                       2,500,000 shares
                Michael J. Kennaugh                2,500,000 shares

         This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Registrant could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

Shares issued at $0.001 to non-directors and officers

         On March 20, 1999 the Registrant accepted subscription agreements from 12 individual corporations for a total number of 6,000,000 shares at a price of $0.001 per share. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares. The names of the corporation, the principal officer and the number of shares purchased for each corporation is listed below:

        Name of Corporation                   Principal         Number of Shares
        -------------------                   ---------         ----------------
   Portsail Overseas Ltd.                 Maria Scott               550,000
   Aquitaine Investments S.A.             Ronald Lui                390,000
   Longford Ventures Ltd.                 Jessica Garbutt           500,000
   Principal Corp.                        Amir Sosa                 545,000
   Girot Compagnie S.A.                   Richard Smith             450,000
   Kingmoor Capital Ltd.                  Tracey Williams           525,000
   Waterloo Investments Inc.              Clifford Wilkins          455,000
   Ravensburg Kapital GmbH                Marie Gabb                540,000
   Camaret Freres S.A.                    Joy Vernon-Godfrey        530,000
   First Lincoln Holdings Inc.            Keith King                500,000
   Blue Dolphin Capital Inc.              David Finzer              480,000
   Maurice International Inc.             Michael Laidlaw           535,000

Shares issued at $0.10 per share to other shareholders

         On or about March 26, 1999, the Registrant issued the following shares to individuals listed for the consideration of $0.10 per share. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the

Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

                                                      Number of
                   Shareholder                         Shares
                   -----------                         ------
               Nikolas Krushnisky                        500
               Jako Krushnisky                         1,000
               Gordon Krushnisky                       1,000
               Carrie Lee Page                           500
               Colleen Watalla                           750

               David Bruce                             1,000
               James D. Bruce                          1,500
               Sandra Bruce                            1,000
               Robin Hethey                            1,250
               Carsten Mide                              500
               Glyn Hethey                             1,000
               John W. Walker                          1,000
               Carol Finley                            1,000
               Charles Hethey                          1,800
               James Hethey                            1,800
               Rebekah Krushnisky                        750
               Carrie Thachuk                            750
               E. Del Thachuk                          1,000
               Stacey Bligh                            1,000
               Mary Hethey                             2,000
               Ray Levesque                              500
               Maryanne Thachuk                        1,200
               Philip Yee                                900
               Raymond Miller                            500
               Michael Thachuk                           800

         Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Registrant has given recognition to this contribution by including in expenses and crediting capital surplus the following amounts:

             Management fees                           $  1,000
             Rent                                           600
             Telephone                                      200
                                                       --------
                                                       $  1,800

         The directors of the Registrant are directors, officers, stockholders and employees of other companies. Therefore, conflicts of interest may arise between their duties as directors of the Registrant and as directors and officers of other companies. The Registrant has formulated no policy for the resolution of such conflict.

REPORTS TO SECURITIES HOLDERS

         Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status of a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

         The public may read and copy any material which the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS

         The Registrant is engaged in and dependent on computer technology in its business operations. Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Registrant uses computer software programs and systems that are essential to its business operations. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has:

     8 diagnosed and repaired the existing and known Year 2000 problems in its computer software and systems;
     9 reviewed the possible contingent liabilities the Registrant may have to third parties as a result of non-compliant systems; and
     10 examined the extent the Registrant depends on third parties whose systems may not be Year 2000 compliant.

         However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition. Consequently, the Registrant can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Registrant's operations and financial results.

         In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

ITEM 8.       DESCRIPTION OF SECURITIES

         The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at April 30, 1999, 11,025,000 shares were outstanding.

COMMON STOCK

         Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                    PART 11

ITEM 1.       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Registrant's stock is not presently traded or listed on any public market. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Registrant. The number of shares subject to Rule 144 is 5,000,000. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         The approximate number of record holders of the Registrant's common stock as at April 30, 1999 is 39 of which two are directors of the Registrant.

DIVIDENDS

         The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.       LEGAL PROCEEDINGS

         There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.       DISAGREEMENT WITH ACCOUNTANTS AND
              FINANCIAL DISCLOSURE

         From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to April 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to April 30, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)      Subscription for 5,000,000 shares by the Directors of the Registrant

         On March 16,1999 the Registrant approved the issuance to its directors of 5,000,000 shares at a price per share of $0.001. Mr. Bruce, President of the Registrant, purchased for cash 2,500,000 shares and Mr. Kennaugh, Director of the Registrant, purchased for cash 2,500,000 shares. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii)     Subscription for 6,000,000 shares at a price of $0.001 per share

         On March 21, 1999, the Registrant accepted share subscriptions from twelve corporate investors of a total of 6,000,000 shares at a price of $0.001 per share. All shares were paid for in cash which result in proceeds to the Registrant of $6,000. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. All of these corporation reside outside the United States and none of the principals are residents or citizens of the United States.

(iii)    Subscriptions for 25,000 shares at a price of $0.10 per share

         On  March  27,  1999,  the  Registrant   accepted   subscriptions  from
twenty-five investors in the amount of 25,000 shares at a price of $0.10per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. All the shareholders live outside the United States and none are US citizens.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Registrant. The Registrant's bylaws require that the Registrant advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:



                                                                            PAGE
                                                                            ----

Report of Independent Certified Public Accountants                            28
Financial Statements of Zeb Oro Explorations Inc.
 Balance Sheet as at April 30, 1999                                           29
 Statement of  Operations  for the  Period  from  March 4, 1999  (Date of
   Inception) to April 30, 1999                                               30
 Statement of Changes in  Stockholders'  Equity for the Period from March
   4, 1999 (Date of Inception) to April 30, 1999                              31
 Statement of Cash  Flows for the  Period  from  March 4,  1999  (Date of
   Inception) to April 30, 1999                                               32
 Notes to Financial Statements                                                33


ANDERSEN ANDERSEN & STRONG, L.C.                                     941 EAST 3300 SOUTH, SUITE 220
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS BOARD             SALT LAKE CITY, UTAH, 84106
MEMBER SEC PRACTICE SECTION OF THE AICPA                                     TELEPHONE 801-486-0096
                                                                                   FAX 801-486-0098
                                                                         E-MAIL KANDERSEN @ MSN.COM



Board of Directors
Zeb Oro Explorations Inc.
Vancouver B. C. Canada


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have audited the accompanying balance sheet of Zeb Oro Explorations Inc. (a development stage company) at April 30, 1999 and the statement of operations, stockholders' equity, and cash flows for the period from March 4, 1999 (date of inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeb Oro Explorations Inc. at April 30, 1999 and the results of operations, and cash flows for the period from March 4, 1999 (date of inception) to April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                           /s/  "Andersen Andersen & Strong"
May 28, 1999




        A member of ACF International with affiliated offices worldwide

                            ZEB ORO EXPLORATIONS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                     BALANCE
                                 APRIL 30, 1999

--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS

     Cash                                                             $    9,811
                                                                      ---------

           Total Current Assets                                            9,811
                                                                      ---------

OTHER ASSETS

     Mineral claims - Note 3                                                  -


                                                                       $   9,811
                                                                       =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                                 $   3,345
                                                                       ---------

            Total Current Liabilities                                      3,345
                                                                       ---------
STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 11,025,000 shares issued and outstanding                     11,025

Capital in excess of par value                                             4,275

Deficit accumulated during the development stage                         (8,824)
                                                                       ---------

Total Stockholders' Equity                                                 6,466
                                                                       ---------

                                                                        $  9,811

   The accompanying notes are an integral part of these financial statements.

                           ZEB ORO EXPLORATIONS INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF OPERATIONS
                       FOR THE PERIOD FROM MARCH 4, 1999
                     (DATE OF INCEPTION) TO APRIL 30, 1999

--------------------------------------------------------------------------------

SALES                                                                  $       -

EXPENSES                                                                  8,834
                                                                       --------

NET LOSS                                                               $ (8,834)



NET LOSS PER COMMON SHARE

     Basic                                                             $  (.001)
                                                                       ========

AVERAGE OUTSTANDING SHARES

     Basic                                                            11,025,000
                                                                      ==========


   The accompanying notes are an integral part of these financial statements.

                           ZEB ORO EXPLORATIONS INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE PERIOD FROM MARCH 4, 1999 (DATE OF INCEPTION)
                                TO APRIL 30, 1999
--------------------------------------------------------------------------------


                                                      Common Stock         Capital in
                                                      ------------          Excess of           Accumulated
                                                  Shares        Amount      Par Value             Deficit
                                                  ------        ------      ---------             -------

Balance March 4, 1999 (date of inception)              -        $    -        $     -              $    -

Issuance of common stock for cash
  at $.001 - March 14, 1999                     5,000,000        5,000              -                   -

Issuance of common stock for cash
   at $0.001 - March 16, 1999                   6,000,000        6,000              -                   -

Issuance of common stock for cash
    At $0.10 - March 27, 1999                      25,000           25         2,475                    -

Capital contribution - expenses                         -            -         1,800                    -

Net operating loss for the period from
    March 4, 1999 to April 30, 1999                     -            -             -               (8,834)

                                               ----------     --------     ---------             --------
Balance April 30, 1999                         11,025,000     $ 11,025     $    4,275            $ (8,824)
                                               ==========     ========     ==========            ========




   The accompanying notes are an integral part of these financial statements.

                           ZEB ORO EXPLORATIONS INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
                       FOR THE PERIOD FROM MARCH 4, 1999
                     (DATE OF INCEPTION) TO APRIL 30, 1999

--------------------------------------------------------------------------------

CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                                $(8,834)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                             3,345
    Capital contributions - expenses                                       1,800
                                                                         -------

Net Cash From Operations                                                 (3,689)

CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                                -
                                                                         -------
CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                             13,500
                                                                         -------

Net Increase in Cash                                                       9,811

Cash at Beginning of Period                                                    -
                                                                         -------

Cash at End of Period                                                    $ 9,811
                                                                         =======

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Capital contributions - expenses                                         $ 1,800
                                                                         =======





The accompanying notes are an integral part of these financial statements.

                           ZEB ORO EXPLORATIONS INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCLAL STATEMENTS

--------------------------------------------------------------------------------
1.   ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on March 4, 1999 with authorized common stock of 200,000,000 shares at $0.001.

The Company was organized for the purpose of developing mineral properties however operations had not been started by the report date.

The Company is in the development stage.

Since its inception the Company has completed a Regulation D offerings of 11,025,000 shares of its capital stock for cash.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

The Company has elected a fiscal year ending December 31, and has not completed an operating period and therefore has not filed an income tax return.

Earning (Loss) Per Share
------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                           ZEB ORO EXPLORATIONS INC..
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

Foreign Currency Translation
----------------------------

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization of Capitalized Mineral Lease Costs
-----------------------------------------------

The Company will use the successful efforts method to amortize the capitalized costs of any mineral leases it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incurred. Unamortized capitalized costs will be expensed if the property is proven to be of no value.

Environmental Requirements
--------------------------

At the report date environmental requirements related to the mineral claims acquired (note 3) are unknown and therefore an estimate of any future cost cannot be made.

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.       MINERAL CLAIMS

The Company has acquired one 15 unit metric mineral claim known as the Zeb Oro Claim claims located in the Zeballos mining area near the town of Zeballos about 300 kilometres north west of Victoria, British Columbia with an expiration date of February 25, 2000. The cost of staking and filing have been expensed.

                            ZEB ORO EXPLORATIONS INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

4.   RELATED PARTY TRANSACTIONS

Related parties have acquired 45% of the common stock issued .

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

5. GOING CONCERN

The Company will need additional working capital to be successful in its efforts to develop the mineral claims acquired and therefore continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS



EXHIBIT
  NO.
  ---

(2)      Charter and By-Laws

(a) Certificate of Incorporation of Zeb Oro Explorations Inc. (filed herewith, page 38)

         (b)      Bylaws (filed herewith, page 42)

(3)      Instruments Defining Rights of Securities Holders

         (a)      Text of stock certificates for common stock (filed herewith, page 54)

(5)      Voting Trust Agreements
                  None

(6)      Material Contracts

         (a)      Not made in the ordinary course of business

                  (i)      Transfer  Agent  and  Registrar   Agreement   between
                           Registrant and Nevada Agency & Trust Co., dated March
                           10, 1999 (filed herewith, page 54)

(10)     Consent of experts and counsel

         (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 58)

(11)     Statement re computation of per share earnings
                  Not applicable

(16)     Letter of change in certifying accountant

                  Not applicable
(21)     Subsidiaries of the Registrant

                  Not applicable
(24)     Power of Attorney

                  None
(99)     Addition Exhibits

                  None

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                        [Attached, pages 39 through 58]



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ZEB ORO EXPLORATIONS INC.
                                                   (Registrant)

                                      by     /s/   "STEVEN BRUCE"
                                           -----------------------------------
                                                    Steven Bruce
                                               President and  Director

                                     By    /s/   "CAROL  KRUSHNIKSY"
                                           -----------------------------------
                                                   Carol Krushnisky
                                                   Secretary Treasurer

                                              Dated:    June 3, 1999